UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of APRIL, 2006.

                        Commission File Number: 0-51005


                           AMERA RESOURCES CORPORATION
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                 (Translation of registrant's name into English)


 #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           AMERA RESORUCES CORPORATION
                                           -------------------------------------

Date:   April 24, 2006                     /s/ Nikolaos Cacos
     ------------------------------        -------------------------------------
                                           Nikolaos Cacos,
                                           President & CEO

                          AMERA RESOURCES CORPORATION
                            (A Grosso Group Company)
                     Suite 709 - 837 West Hastings Street,
                Terminal City Club Tower, Vancouver, B.C. V6C 3N6
           Tel: 604-687-1828 Fax: 604-687-1858 Toll Free: 800-901-0058
        Internet: www.ameraresources.com   E-mail: info@ameraresources.com

                           TSX Venture Exchange: AMS
                         Frankfurt Stock Exchange: OAY

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                          NEWS RELEASE - APRIL 24, 2006

          AMERA COMMENCES SURFACE WORK ON COCHA COPPER-SILVER PROPERTY;
                    NEW PORPHYRY COPPER-GOLD TARGET ACQUIRED

AMERA RESOURCES CORPORATION (AMS-TSX.V) is pleased to announce that it has commenced a surface work program on its 100% owned 2,400 hectare Cocha sediment-hosted copper-silver project in the department of Junin, Peru after the conclusion of the rainy season. Amera is also please to report that it has been granted title, and now holds 100% interest in, the 1,000 hectare Fuyani porphyry copper-gold property in southern Department of Cusco.

COCHA:

The Cocha copper-silver property, located approximately 23km east of the city of Huancayo and 220km to the east of Lima, hosts sedimentary copper-silver mineralization similar in style to the giant Lubin Deposit (52 Mt Cu, 2,275 M oz Ag(1)) in the Kupferschiefer district of Poland and the White Pine Deposit
(8.3Mt Cu, 800 M oz Ag(1)) in the Upper Peninsula of Michigan. Previously-released results from the Cocha property include a series of contiguous composite chip samples that average 0.8% copper and 10 g/t silver over 80 metres (see January 13, 2006 news release) including two non-adjacent 10-metre intervals assaying 2.69 % copper and 24.4 g/t silver and 1.38% copper and 26.2 g/t silver. Mineralization is hosted by steeply-dipping malachite-stained sandstone and mudstone of the Permian Mitu Formation.

Work on the Cocha Project will comprise detailed prospecting and geological mapping of the property and expansion of the current soil grid which delineated a 1.25km long, and up to 500m wide, northwest-oriented copper-silver soil anomaly centred on the discovery outcrop. Application for a permit has been made to extend road access to the main showing area and to conduct a preliminary trenching and drilling program.

FUYANI:

The Fuyani property was acquired by staking and is located 40km north of Santo Tomas. It is easily accessed along the gravel road connecting Santo Tomas with Cusco, 70km north of the property. Fuyani is located in the Santo Tomas Porphyry Copper Belt where Amera has assembled an attractive portfolio of copper-gold properties including Sayua, Korimarca and Acero. The property lies 40km NW of the Constancia copper-molybdenum project currently being explored by Norsemont Mining Inc; 80km NE of the high-profile Liam epithermal gold project of Newmont Peru Limited/Southwestern Resources Corp.; and, 100km NW of BHP Billiton's Tintaya copper-gold-silver porphyry-related skarn deposit.

Only 4 rock samples have been collected from the property to date. Selective grab samples collected from the mineralized outcrop over a 40m area returned up to 0.77% copper and 3.6 ppm silver (see Table 1 below). Two anomalous silt samples collected from the same creek draining from the central part of the Fuyani concession returned 0.122 g/t Au and 0.229g/t Au; the source of gold anomaly is unknown.

News Release                                                      April 24, 2006
Amera Resources Corporation                                                Page2
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                       TABLE 1: FUYANI ROCK SAMPLE RESULTS

------------------------------------------------------------------------------------------------------------------
            SAMPLE        SAMPLE
SAMPLE       TYPE         LENGTH      DESCRIPTION                     AU       AG      CU       MO      PB      ZN
                                                                    (PPM)    (PPM)    (PPM)   (PPM)   (PPM)   (PPM)
------------------------------------------------------------------------------------------------------------------

246421       Panel        10x10m      oxidized granodiorite         0.003     0.1       21       1       4      31
                                      intrusive
------------------------------------------------------------------------------------------------------------------
246422       Panel        10x10m      oxidized granodiorite         0.003     0.1       21       2       4      48
                                      intrusive
------------------------------------------------------------------------------------------------------------------
246423     Select-Grab                granodiorite with patina      0.003     2.8     3450       6     213     114
                                      of secondary copper,
                                      dissemeinated and veinlets
                                      of pyrite
------------------------------------------------------------------------------------------------------------------
246140     Select-Grab   over 40m     granodiorite-diorite in       0.043     3.6     7670      25     110      66
                                      quarry; weak malachite,
                                      chalcopyrite and bornite
------------------------------------------------------------------------------------------------------------------

The Fuyani property is underlain by Cretaceous volcaniclastics intruded by tertiary granodioritic intrusive. Tertiary sediments cover topographically low areas. Porphyry-style copper (malachite, chalcopyrite, and bornite) and silver mineralization, with elevated lead, zinc and molybdenum, is hosted by epidote-altered granodiorite (see Table 1). Abundant massive magnetite and garnet float in several creeks draining the Fuyani property suggests also presence of skarn type mineralization. Amera is planning a comprehensive surface exploration program to evaluate the property and generate targets. A map of the Fuyani Project is available on Amera's website.

Analyses for the samples reported herein were performed by ALS Chemex Laboratories, an internationally recognized assay service provider, in Lima, Peru and North Vancouver, Canada. Work reported on in this released was carried out under the direction of Piotr Lutynski, M.Sc., P.Eng., a Qualified Person as defined in National Instrument 43-101. The technical information contained in this release has been reviewed by Dr. David A. Terry, P.Geo., Vice President Exploration for Amera, a Qualified Person as defined in National Instrument 43-101.

ON BEHALF OF THE BOARD

/s/ Nikolaos Cacos
___________________________________
Mr. Nikolaos Cacos, President & CEO

(1) Sediment-Hosted Copper Deposits of the World: Deposit Models and Database By Dennis P. Cox, David A. Lindsey, Donald A. Singer and Michael F. Diggles; USGS Open-File Report 03-107 Version 1.0

For further information please contact Nikolaos Cacos, President & CEO, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email
info@ameraresources.com, or visit the Company's web site at http://www.ameraresources.com. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. CAUTIONARY NOTE TO US INVESTORS: This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such
statements.                                                       2006 NUMBER 06



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